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Via EDGAR

Mr. Dale Welcome

Accountant

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Ecology Coatings, Inc.

Item 4.01 Form 8-K

Filed October 31, 2014

File No. 333-91436

Dear Mr. Welcome

On behalf of Ecology Coatings, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced Current Report and Form 8-K We set forth specific staff comment and then provide our response. We have attached a revised Current Report reflecting our responses and minor product changes, clarifications and corrections.

1.	Please amend your Form 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response

The Registrant submits that the October 30, 2014 Current Report and Form 8-K has been amended to include the following language in accordance with Item 304(a)(2)

“During the period ended December 31, 2013 and 2012, and through the date of this Current Report on Form 8-K/A, neither the Registrant nor anyone on its behalf has consulted with the New Accountant regarding either:

1. The application of accounting principles to specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither was a written report provided to the Registrant nor was oral advice provided that the New Accountant concluded was an important factor considered by the Registrant in reaching a decision as to an accounting, auditing, or financial reporting issue; or

2. Any matter that was either the subject of a disagreement or a reportable event, as each term is defined in Items 304(a)(1)(iv) or (v) of Regulation S-K, respectively.”

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Thank you for your time and consideration on behalf of Ecology Coatings, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Ecology Coatings, Inc.